Press release

from ASSA ABLOY AB (publ) 17 August 2005 No 10/05

ASSA ABLOY'S INCREASED GROWTH DRIVEN BY GLOBAL TECHNOLOGIES

- Sales for the second quarter of 2005 increased organically by 6% to SEK 6,984 M (6,533)
- Quarterly operating income is the highest ever, at SEK 1,022 M (929)
- The operating margin (EBIT) for the quarter amounted to 14.6% (14.2)
- Net income for the second quarter amounted to SEK 657 M (598)
- Earnings per share amounted to SEK 1.75 (1.61) for the second quarter
- Operating cash flow for the quarter amounted to SEK 813 M (652)

"Global Technologies' sales of electromechanical products increase strongly in response to successful product launches and good market development," says President and CEO Bo Dankis. "Demand on our vital US market remained good. In Europe, continues our work to simplify structures for production, sales and administration."

SALES AND INCOME

	Second quarter			Half year		
	2005	2004	Change	2005	2004	Change
Sales, SEK M	6,984	6,533	+7%	13,253	12,816	+3%
of which						
Organic growth			+6%			+4%
Acquisitions			+1%			+1%
Exchange-rate effects	22		0%	-183		-1%
Operating margin (EBIT), %	14.6	14.2		14.4	14.0	
Income before tax SEK M	900	808	+11%	1,664	1,559	+7%
of which, exchange-rate effects	4		0%	-13		-1%
Net income, SEK M	657	598	+10%	1,216	1,153	+5%
Operating cash flow, SEK M	813	652	+25%	1,362	1,267	+7%
Earnings per share (EPS), SEK	1.75	1.61	+9%	3.24	3.11	+4%

The Group's sales in the second quarter totaled SEK 6,984 M (6,533), an increase of 7% on the previous year. Organic growth was 6%. Translation of foreign subsidiaries' sales to Swedish kronor had a negative effect of SEK 22 M due to changes in exchange rates. Newly acquired companies contributed 1% to sales.

Sales for the first half year of 2005 totaled SEK 13,253 M (12,816), which represents an increase of 3%. Organic growth was 4%, and acquired companies contributed 1%. Exchange rates affected sales negatively by SEK 183 M compared with the first half of 2004.

Operating income before depreciation, EBITDA, for the second quarter amounted to SEK 1,243 M (1,165). The corresponding margin was 17.8% (17.8).
The Group's operating income, EBIT, amounted to SEK 1,022 M (929) after positive currency effects of SEK 3 M. The operating margin (EBIT) was 14.6% (14.2).

For the half year, operating income before depreciation, EBITDA, amounted to SEK 2,345 M (2,267). The corresponding margin was 17.7% (17.7). The Group's operating income, EBIT, amounted to SEK 1,912 M (1,798) after negative currency effects of SEK 30 M. The operating margin (EBIT) was 14.4% (14.0).

Income before tax for the second quarter was SEK 900 M (808), including positive currency effects of SEK 4 M due to translation of foreign subsidiaries. Income before tax for the first half year was SEK 1,664 M (1,559), including negative currency effects of SEK 13 M.

The Group's tax charge for the quarter totaled SEK 243 M (210), corresponding to an effective tax rate of 27% (26) on income before tax.

Earnings per share for the second quarter amounted to SEK 1.75 (1.61), and earnings per share for the first half year to SEK 3.24 (3.11).

Operating cash flow for the quarter, excluding costs of the restructuring program, amounted to SEK 813 M – equivalent to 90% of income before tax – compared with SEK 652 M last year. Cash flow was affected negatively by higher accounts receivable resulting from strong sales at the end of the quarter. Operating cash flow for the half year totaled SEK 1,362 M (1,267).

Movements in capital employed, net debt and shareholders' equity are largely caused by changed exchange rates mainly related to the US dollar. These movements have a limited effect on key ratios.

THE 'LEVERAGE AND GROWTH' ACTION PROGRAM

The two-year action program initiated in November 2003 is nearing its end. Cost savings are projected to reach SEK 450 M a year by late 2005. Savings of around SEK 85 M were realized during the second quarter of 2005. In the year so far, payments totaling SEK 115 M relating to the action program have been made. 1,050 of the 1,400 employees becoming redundant have left the Group.

COMMENTS BY DIVISION

EMEA

Sales for the second quarter in the EMEA division (Europe, Middle East and Africa) totaled EUR 325 M (313), with 4% organic growth. Operating income amounted to EUR 47 M (45) with an operating margin (EBIT) of 14.5% (14.4). Return on capital employed amounted to 16.4% (15.6). Operating cash flow before interest paid totaled EUR 35 M (33).

As expected, Easter had a positive effect of 3% on the division's sales. Scandinavia, Israel and Eastern Europe are generating strong organic growth, while France and Italy are showing somewhat lower sales volumes. Investments in the Do-It-Yourself sector have generated positive sales growth in the United Kingdom. Restructuring activities are producing savings as planned, but were offset during the quarter by higher selling costs.

AMERICAS

Sales for the second quarter in the Americas division totaled USD 298 M (282) with 7% organic growth. Operating income amounted to USD 53 M (50) with an operating margin (EBIT) of 17.8% (17.7). Return on capital employed amounted to 19.5% (18.2). Operating cash flow before interest paid totaled USD 53 M (40).

The positive trend in Americas continued through the second quarter in terms of sales, volumes and margins. The Door Group and the Residential Group reported strong growth during the quarter. The Architectural Hardware Group showed improved growth and very strong margins. Sales and earnings in Mexico were weak this quarter. Canada and South America are showing stable development. Investments made in the specification segment are achieving good penetration but are temporarily holding back margin expansion.

ASIA PACIFIC

Sales for the second quarter in the Asia Pacific division totaled AUD 95 M (87) with 2% organic growth. Operating income amounted to AUD 12 M (12) with an operating margin (EBIT) of 12.6% (13.8). Return on capital employed amounted to 14.9% (16.2). Operating cash flow before interest paid totaled AUD 19 M (20).

Asia Pacific's sales increased primarily as a result of acquisitions made in China and South Korea. Organic growth was limited by a particularly strong comparison quarter. Growth and income continued to suffer from a weak residential market in Australia and from changed exchange rates on exports from New Zealand. Growth in Asia improved during the quarter, especially in China.

GLOBAL TECHNOLOGIES

The Global Technologies division reported sales of SEK 1,418 M (1,224) in the second quarter, representing organic growth of 11%. Operating income amounted to SEK 196 M (150) with an operating margin (EBIT) of 13.8% (12.3). Return on capital employed amounted to 13.6% (10.7). Operating cash flow before interest paid amounted to SEK 161 M (155).

Global Technologies is continuing to record strong organic growth. All units are showing excellent sales development in the USA. The Identification Technology Group reports high growth in volume following successful product launches. For Automatic Doors, increased service revenues in Europe and the USA are improving both sales and margins. Sales in the Hospitality Group remained strong during the quarter, with markedly improved margins that are held back by previously announced restructuring activities.

OTHER EVENTS

During the quarter a refinancing has been carried out in the form of a private placement in the USA amounting to USD 330 M. The loan comprises five tranches with periods ranging from seven to fifteen years and including both fixed and variable interest rates. It extends the Group's average loan duration to around three years.

The acquired companies WangLi (Asia Pacific) and Habo (EMEA) are consolidated from 1 June. The two companies together have annual sales of about SEK 250 M. The acquisitions have contributed to earnings per share in the current quarter. The combined acquisition cost, including estimated earn-outs, totals about SEK 125 M. Preliminary acquisition analyses indicate that goodwill and other intangible assets with indefinite life amount to about SEK 100 M. Complete disclosures in accordance with IFRS 3 regarding acquisitions will be presented in the 2005 annual report.

ACCOUNTING PRINCIPLES

ASSA ABLOY has adopted International Financial Reporting Standards (IFRS) from 1 January 2005 as endorsed by the European Union. The Group's Interim Report is prepared in accordance with IAS 34 'Interim Financial Reporting' under the guidelines given in RR 31 issued by the Swedish Financial Accounting Standards Council. The Parent Company follows RR 32.

The effects of the transition to IFRS regarding the comparative figures for 2004 were described in a separate report, 'IFRS-adjusted 2004 figures for ASSA ABLOY', published on 20 April 2005. Applied accounting principles and key ratio definitions were published in the Interim Report for the first quarter of 2005, published on 27 April 2005. These reports are available on ASSA ABLOY's website.

IAS 39 was adopted from 1 January 2005 and the net effect of the change, SEK -77 M, has been taken directly to shareholders' equity. In accordance with IFRS 1 no adjustment of comparatives has been made. The effect is due to the requirement under IAS 39 that financial instruments are reported at fair value and relates to fair value adjustments on derivative instruments.

OUTLOOK*

Organic sales growth in 2005 is expected to continue at a good rate, although affected by the weaker development in Europe. The operating margin (EBIT) is expected to rise, mainly due to savings resulting from the restructuring program. Excluding payments relating to restructuring, the strong cash generation is expected to continue.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

Stockholm, 17 August 2005

Bo Dankis
President and CEO

*The Outlook is unchanged from that published in April 2005.

AUDITORS' REVIEW REPORT

We have conducted a general examination of the interim report for ASSA ABLOY AB (publ.) for the period ended June 30, 2005, in accordance with the recommendation issued by FAR.

A general examination is limited to discussion with the Company's employees and to an analytical examination of financial information and thus provides a lesser degree of certainty than an audit. We have not performed an audit of this interim report and thus have not issued an audit opinion.

Nothing has come to our attention that indicates that the interim report does not fulfill the requirements for interim reports as prescribed in the Swedish Annual Accounts Act and IAS 34.

Stockholm, August 17, 2005

PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

FINANCIAL INFORMATION

The Third Quarter Report from ASSA ABLOY AB will be published on 8 November 2005. The Fourth Quarter Report will be published on 10 February 2006. The 2005 annual report will be published in March 2006. Annual General Meeting will be held on 25 April 2006.

Further information can be obtained from
Bo Dankis, President and CEO, Tel: +46 8 506 485 42
Göran Jansson, Deputy CEO and CFO, Tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

ASSA ABLOY is holding an **analysts' meeting** at **12.00 today** at **Operaterrassen in Stockholm.**
The analysts' meeting can also be followed over the Internet at www.assaabloy.com.
It is possible to submit questions by telephone on **+44 (0)20 7162 0189**.

ASSA ABLOY
The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com

FINANCIAL INFORMATION

INCOME STATEMENT	Apr-Jun 2005 SEK M	Apr-Jun 2004 SEK M	Jan-Jun 2005 EUR M[1]	Jan-Jun 2005 SEK M	Jan-Jun 2004 SEK M	Jan-Dec 2004 SEK M
Sales	6,984	6,533	1448	13,253	12,816	25,526
Cost of goods sold	-4,124	-3,875	-858	-7,849	-7,671	-15,221
Gross Income	**2,860**	**2,658**	**590**	**5,404**	**5,145**	**10,305**
Selling and administrative expenses	-1,841	-1,732	-382	-3,497	-3,351	-6,630
Share in earnings of associated companies	3	3	1	5	4	8
Operating income	**1,022**	**929**	**209**	**1,912**	**1,798**	**3,683**
Financial items	-122	-121	-27	-248	-239	-484
Income before tax	**900**	**808**	**182**	**1,664**	**1,559**	**3,199**
Tax	-243	-210	-49	-448	-406	-843
Net income	**657**	**598**	**133**	**1,216**	**1,153**	**2,356**
Allocation of net income:						
Shareholders in ASSA ABLOY AB	654	596	132	1,212	1,149	2,349
Minority interests	3	2	0	4	4	7

EARNINGS PER SHARE	Apr-Jun 2005 SEK	Apr-Jun 2004 SEK	Jan-Jun 2005 SEK	Jan-Jun 2004 SEK	Jan-Dec 2004 SEK
Earnings per share after tax and before dilution [3]	1.79	1.62	3.31	3.13	6.42
Earnings per share after tax and dilution [4]	1.75	1.61	3.24	3.11	6.33

CASH FLOW STATEMENT	Apr-Jun 2005 SEK M	Apr-Jun 2004 SEK M	Jan-Jun 2005 EUR M[1]	Jan-Jun 2005 SEK M	Jan-Jun 2004 SEK M	Jan-Dec 2004 SEK M
Cash flow from operating activities	599	510	122	1,122	1,071	3,339
Cash flow from investing activities	-274	-177	-56	-516	-1,062	-1,505
Cash flow from financing activities	-372	-287	-65	-594	271	-1,734
Cash flow	**-47**	**46**	**1**	**12**	**280**	**100**

BALANCE SHEET	30 Jun 2005 EUR M[2]	30 Jun 2005 SEK M	30 Jun 2004 SEK M	31 Dec 2004 SEK M
Intangible fixed assets	1,687	15,944	14,916	14,138
Tangible fixed assets	601	5,679	5,533	5,279
Financial fixed assets	171	1,620	1,769	1,654
Inventories	386	3,647	3,449	3,135
Receivables	540	5,099	4,741	4,146
Other non-interest-bearing current assets	99	933	930	705
Interest-bearing current assets	120	1,131	1,221	1,060
Total assets	**3,604**	**34,053**	**32,559**	**30,117**
Equity	1,365	12,899	10,780	11,253
Interest-bearing non-current liabilities	1,051	9,928	10,926	7,706
Non-interest-bearing non-current liabilities	36	342	324	406
Interest-bearing current liabilities	540	5,102	4,900	5,594
Non-interest-bearing current liabilities	612	5,782	5,629	5,158
Total equity and liabilities	**3,604**	**34,053**	**32,559**	**30,117**

CHANGE IN EQUITY	Jan-Jun 2005 EUR M	Jan-Jun 2005 SEK M	Jan-Jun 2004 SEK M	Jan-Dec 2004 SEK M
Opening balance 1 January	**1,247**	**11,253**	**9,847**	**9,847**
IFRS-effect (IAS 39)	-8	-77	-	-
Dividend [7]	-104	-951	-457	-457
Transaction costs related to issue of convertible debentures	-	-	-	-18
Minority interest acquisition/disposal	5	48	-	-
Exchange difference for the period	92	1,410	237	-475
Net Income [1]	133	1,216	1,153	2,356
Closing balance at end of period [2]	**1,365**	**12,899**	**10,780**	**11,253**

KEY DATA	Jan-Jun 2005	Jan-Jun 2004	Jan-Dec 2004
Return on capital employed, %	14.7	13.9	15.3
Return on shareholders' equity, %	17.8	19.8	20.0
Equity ratio, %	37.9	33.1	37.4
Interest coverage ratio, times	7.7	7.5	7.6
Interest on convertible debentures net after tax, SEK M	16.0	8.3	24.0
Number of shares, thousands	365,918	365,918	365,918
Number of shares after dilution, thousands	378,718	378,718	378,718
Average number of employees	29,189	29,331	29,160

QUARTERLY INFORMATION

THE GROUP IN SUMMARY

(All amounts in SEK M if not noted otherwise)

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Jan-Jun 2004	Full Year 2004	Q 1 2005	Q 2 2005	Jan-Jun 2005	12 month rolling
Sales	6,283	6,533	6,447	6,263	12,816	25,526	6,269	6,984	13,253	25,963
Organic growth [6]	3%	7%	6%	4%	5%	5%	2%	6%	4%	-
Gross income	**2,487**	**2,658**	**2,621**	**2,539**	**5,145**	**10,305**	**2,544**	**2,860**	**5,404**	**10,564**
Gross income / Sales	39.6%	40.7%	40.7%	40.5%	40.1%	40.4%	40.6%	41.0%	40.8%	40.7%
Operating income before depreciation (EBITDA)	**1,102**	**1,165**	**1,189**	**1,150**	**2,267**	**4,606**	**1,102**	**1,243**	**2,345**	**4,684**
Gross margin (EBITDA)	17.5%	17.8%	18.4%	18.4%	17.7%	18.0%	17.6%	17.8%	17.7%	18.0%
Depreciation	-233	-236	-224	-230	-469	-923	-212	-221	-433	-887
Operating income (EBIT)	**869**	**929**	**965**	**920**	**1,798**	**3,683**	**890**	**1,022**	**1,912**	**3,797**
Operating margin (EBIT)	13.8%	14.2%	15.0%	14.7%	14.0%	14.4%	14.2%	14.6%	14.4%	14.6%
Financial items	-118	-121	-127	-118	-239	-484	-126	-122	-248	-493
Income before tax	**751**	**808**	**838**	**802**	**1,559**	**3,199**	**764**	**900**	**1,664**	**3,304**
Profit margin (EBT)	12.0%	12.4%	13.0%	12.8%	12.2%	12.5%	12.2%	12.9%	12.6%	12.7%
Tax	-196	-210	-221	-216	-406	-843	-205	-243	-448	-885
Net income	**555**	**598**	**617**	**586**	**1,153**	**2,356**	**559**	**657**	**1,216**	**2,419**
Allocation of net income:										
Share holders in ASSA ABLOY AB	553	596	615	585	1,149	2,349	558	654	1,212	2,412
Minority interests	2	2	2	1	4	7	1	3	4	7

OPERATING CASH FLOW

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Jan-Jun 2004	Full Year 2004	Q 1 2005	Q 2 2005	Jan-Jun 2005	12 month rolling
Operating income (EBIT)	869	929	965	920	1,798	3,683	890	1,022	1,912	3,797
Depreciation	233	236	224	230	469	923	212	221	433	887
Net capital expenditure	-123	-166	-146	-215	-289	-650	-140	-161	-301	-662
Change in working capital	-344	-184	142	374	-528	-12	-333	-201	-534	-18
Paid and received interest	-45	-144	-67	-233	-189	-489	-83	-80	-163	-463
Adjustment for non-cash items	25	-19	-36	14	6	-16	3	12	15	-7
Operating cash flow [5]	**615**	**652**	**1,082**	**1,090**	**1,267**	**3,439**	**549**	**813**	**1,362**	**3,534**
Operating cash flow / Income before tax	0.82	0.81	1.29	1.36	0.81	1.08	0.72	0.90	0.82	1.07

CHANGE IN NET DEBT

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Jan-Jun 2004	Full Year 2004	Q 1 2005	Q 2 2005	Jan-Jun 2005
Net debt at beginning of the period	13,454	14,481	14,570	13,387	13,454	13,454	12,208	12,499	12,208
IFRS-effect (IAS 39)	-	-	-	-	-	-	77	-	77
Operating cash flow	-615	-652	-1,082	-1,090	-1,267	-3,439	-549	-813	-1,362
Restructuring payment	35	45	112	129	80	321	56	59	115
Paid tax	164	322	103	161	486	750	167	373	540
Acquisitions	830	23	-27	103	853	929	111	123	234
Dividend	-	457	-	-	457	457	-	951	951
Translation differences	613	-106	-289	-482	507	-264	429	668	1,097
Net debt at end of period	**14,481**	**14,570**	**13,387**	**12,208**	**14,570**	**12,208**	**12,499**	**13,860**	**13,860**
Net debt / Equity, times	1.36	1.35	1.20	1.09	1.35	1.09	1.03	1.07	1.07

NET DEBT

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Q 2 2005
Long-term interest-bearing receivables	-57	-34	-35	-31	-37	-40
Short-term interest-bearing investments	-263	-160	-232	-230	-171	-249
Cash and bank balances	-859	-1,062	-878	-831	-896	-881
Pension provisions	1,954	1,946	1,782	1,677	1,739	1,860
Long-term interest-bearing liabilities	9,032	8,980	8,861	6,029	6,138	8,068
Short-term interest-bearing liabilities	4,674	4,900	3,889	5,594	5,726	5,102
Total	**14,481**	**14,570**	**13,387**	**12,208**	**12,499**	**13,860**

CAPITAL EMPLOYED AND FINANCING

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Q 2 2004
Capital employed	25,159	25,350	24,577	23,461	24,675	26,759
- of which goodwill	14,611	14,644	14,382	13,917	14,562	15,631
Net debt	14,481	14,570	13,387	12,208	12,499	13,860
Minority interest	17	20	20	27	29	79
Shareholders' equity (excl minority interest)	10,661	10,760	11,169	11,226	12,147	12,820

DATA PER SHARE

	Q 1 2004 SEK	Q 2 2004 SEK	Q 3 2004 SEK	Q 4 2004 SEK	Jan-Jun 2004 SEK	Full Year 2004 SEK	Q 1 2005 SEK	Q 2 2005 SEK	Jan-Jun 2005 SEK	12 month rolling SEK
Earnings per share after tax and before dilution [3)]	1.51	1.62	1.68	1.60	3.13	6.41	1.52	1.79	3.31	6.59
Earnings per share after tax and dilution [4)]	1.50	1.61	1.65	1.57	3.11	6.33	1.49	1.75	3.24	6.46
Cash earnings per share after tax and dilution [4)]	2.12	2.26	2.28	2.27	4.38	8.93	2.11	2.36	4.47	9.02
Shareholders' equity per share after dilution [4)]	31.24	33.88	34.72	34.74	33.88	34.74	36.90	38.84	38.84	

RESULTS BY DIVISION

	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
Apr - Jun respective 30 Jun	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales, external	317	305	297	281	87	81	1,386	1,196			6,984	6,533
Sales, intragroup	8	8	1	1	8	6	32	28	-157	-147		
Sales	**325**	**313**	**298**	**282**	**95**	**87**	**1,418**	**1,224**	**-157**	**-147**	**6,984**	**6,533**
Organic growth [6]	*4%*	*6%*	*7%*	*6%*	*2%*	*15%*	*11%*	*5%*			*6%*	*7%*
Operating income (EBIT)	**47**	**45**	**53**	**50**	**12**	**12**	**196**	**150**	**-70**	**-71**	**1,022**	**929**
Operating margin (EBIT)	*14.5%*	*14.4%*	*17.8%*	*17.7%*	*12.6%*	*13.8%*	*13.8%*	*12.3%*			*14.6%*	*14.2%*
Capital employed	1,115	1,074	1,105	1,109	322	321	5,925	5,577	-253	-99	26,759	25,350
- of which goodwill	508	495	654	650	171	159	4,701	4,382			15,631	14,644
Return on capital employed	*16.4%*	*15.6%*	*19.5%*	*18.2%*	*14.9%*	*16.2%*	*13.6%*	*10.7%*			*15.4%*	*13.8%*
Operating income (EBIT)	47	45	53	50	12	12	196	150	-70	-71	1,022	929
Depreciation	14	15	7	8	3	3	18	25	3	2	221	236
Net capital expenditure	-10	-10	-4	-7	2	-2	-41	-15	1	-1	-161	-166
Movement in working capital	-16	-17	-3	-11	2	7	-12	-5	-21	40	-201	-184
Cash flow	**35**	**33**	**53**	**40**	**19**	**20**	**161**	**155**			**881**	**815**
Adjustment for non-cash items									12	-19	12	-19
Paid and received interest									-80	-144	-80	-144
Operating cash flow [5]											**813**	**652**

	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
Apr - Jun respective 30 Jun	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales, external	2,928	2,786	2,181	2,113	489	438	1,386	1,196			6,984	6,533
Sales, intragroup	71	77	7	8	47	34	32	28	-157	-147		
Sales	**2,999**	**2,863**	**2,188**	**2,121**	**536**	**472**	**1,418**	**1,224**	**-157**	**-147**	**6,984**	**6,533**
Organic growth [6]	*4%*	*6%*	*7%*	*6%*	*2%*	*15%*	*11%*	*5%*			*6%*	*7%*
Operating income (EBIT)	**436**	**411**	**394**	**375**	**66**	**65**	**196**	**150**	**-70**	**-71**	**1,022**	**929**
Operating margin (EBIT)	*14.5%*	*14.4%*	*17.8%*	*17.7%*	*12.6%*	*13.8%*	*13.8%*	*12.3%*			*14.6%*	*14.2%*
Capital employed	10,529	9,811	8,636	8,387	1,922	1,674	5,925	5,577	-253	-99	26,759	25,350
- of which goodwill	4,798	4,518	5,109	4,914	1,023	830	4,701	4,382			15,631	14,644
Return on capital employed	*16.4%*	*15.6%*	*19.5%*	*18.2%*	*14.9%*	*16.2%*	*13.6%*	*10.7%*			*15.4%*	*13.8%*
Operating income (EBIT)	436	411	394	375	66	65	196	150	-70	-71	1,022	929
Depreciation	128	135	56	59	16	15	18	25	3	2	221	236
Net capital expenditure	-96	-89	-32	-48	9	-12	-41	-15	1	-1	-161	-166
Movement in working capital	-151	-164	-23	-91	7	37	-12	-5	-21	40	-201	-184
Cash flow	**317**	**293**	**395**	**295**	**98**	**105**	**161**	**155**			**881**	**815**
Adjustment for non-cash items									12	-19	12	-19
Paid and received interest									-80	-144	-80	-144
Operating cash flow [5]											**813**	**652**

Jan - Jun respective 30 Jun	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales, external	614	604	579	553	161	149	2,632	2,339			13,253	12,816
Sales, intragroup	16	16	2	2	15	10	54	50	-299	-272		
Sales	**630**	**620**	**581**	**555**	**176**	**159**	**2,686**	**2,389**	**-299**	**-272**	**13,253**	**12,816**
Organic growth [6]	*1%*	*5%*	*6%*	*4%*	*1%*	*11%*	*10%*	*6%*			*4%*	*5%*
Operating income (EBIT)	**91**	**89**	**104**	**95**	**20**	**21**	**365**	**292**	**-138**	**-134**	**1,912**	**1,798**
Operating margin (EBIT)	*14.4%*	*14.4%*	*17.9%*	*17.1%*	*11.1%*	*13.1%*	*13.6%*	*12.2%*			*14.4%*	*14.0%*
Capital employed	1,115	1,074	1,105	1,109	322	321	5,925	5,577	-253	-99	26,759	25,350
- of which goodwill	508	495	654	650	171	159	4,701	4,382			15,631	14,644
Return on capital employed	*16.0%*	*16.2%*	*18.9%*	*17.3%*	*12.0%*	*13.6%*	*13.0%*	*10.6%*			*14.7%*	*13.9%*
Operating income (EBIT)	91	89	104	95	20	21	365	292	-138	-134	1,912	1,798
Depreciation	28	29	15	16	6	6	35	48	5	3	433	469
Net capital expenditure	-18	-17	-9	-11	0	-4	-62	-32	-9	-1	-301	-289
Movement in working capital	-41	-38	-25	-22	8	5	13	-77	-35	40	-534	-528
Cash flow	**60**	**64**	**85**	**78**	**34**	**28**	**351**	**231**			**1,510**	**1,450**
Adjustment for non-cash items									15	6	15	6
Paid and received interest									-163	-189	-163	-189
Operating cash flow [5]											**1,362**	**1,267**
Average number of employees	12,839	12,837	9,029	9,798	4,015	3,704	3,234	2,931	72	61	29,189	29,331

Jan - Jun respective 30 Jun	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales, external	5,621	5,532	4,115	4,127	885	818	2,632	2,339			13,253	12,816
Sales, intragroup	145	148	15	16	84	58	54	50	-299	-272		
Sales	**5,766**	**5,680**	**4,130**	**4,143**	**969**	**876**	**2,686**	**2,389**	**-299**	**-272**	**13,253**	**12,816**
Organic growth [6]	*1%*	*5%*	*6%*	*4%*	*1%*	*11%*	*10%*	*6%*			*4%*	*5%*
Operating income (EBIT)	**834**	**816**	**743**	**710**	**108**	**115**	**365**	**292**	**-138**	**-134**	**1,912**	**1,798**
Operating margin (EBIT)	*14.4%*	*14.4%*	*17.9%*	*17.1%*	*11.1%*	*13.1%*	*13.6%*	*12.2%*			*14.4%*	*14.0%*
Capital employed	10,529	9,811	8,636	8,387	1,922	1,674	5,925	5,577	-253	-99	26,759	25,350
- of which goodwill	4,798	4,518	5,109	4,914	1,023	830	4,701	4,382			15,631	14,644
Return on capital employed	*16.0%*	*16.2%*	*18.9%*	*17.3%*	*12.0%*	*13.6%*	*13.0%*	*10.6%*			*14.7%*	*13.9%*
Operating income (EBIT)	834	816	743	710	108	115	365	292	-138	-134	1,912	1,798
Depreciation	254	269	108	117	31	32	35	48	5	3	433	469
Net capital expenditure	-164	-152	-63	-79	-2	-22	-62	-32	-9	-1	-301	-289
Movement in working capital	-376	-347	-177	-170	42	25	13	-77	-35	40	-534	-528
Cash flow	**548**	**586**	**611**	**578**	**179**	**150**	**351**	**231**			**1,510**	**1,450**
Adjustment for non-cash items									15	6	15	6
Paid and received interest									-163	-189	-163	-189
Operating cash flow [5]											**1,362**	**1,267**

Jan-Dec respective 31 Dec	EMEA [8]	Americas [9]	Asia Pacific [10]	Global technologies [11]	Other	Total
	EUR M	USD M	AUD M	SEK M	SEK M	SEK M
	2004	2004	2004	2004	2004	2004
Sales, external	1,179	1,125	320	4,811		25,526
Sales, intragroup	31	4	23	100	-533	
Sales	**1,210**	**1,129**	**343**	**4,911**	**-533**	**25,526**
Organic growth [6]	*3%*	*6%*	*7%*	*5%*		*5%*
Operating income (EBIT)	**174**	**199**	**52**	**632**	**-269**	**3,683**
Operating margin (EBIT)	*14,4%*	*17,6%*	*15,1%*	*12,9%*		*14,4%*
Capital employed	1,046	1,104	324	5,322	-268	23,461
- of which goodwill	495	654	159	4,313		13,917
Return on capital employed	*16,3%*	*18,2%*	*16,8%*	*11,8%*		*15,3%*
Operating income (EBIT)	174	199	52	632	-269	3,683
Depreciation	58	31	12	95	10	923
Net capital expenditure	-37	-27	-5	-78	-8	-650
Movement in working capital	6	-11	-8	3	53	-12
Cash flow	**201**	**192**	**51**	**652**		**3,944**
Adjustment for non-cash items					-16	-16
Paid and received interest					-489	-489
Operating cash flow [5]						**3,439**
Average number of employees	12,774	9,767	3,629	2,925	65	29,160

Jan-Dec respective 31 Dec	EMEA [8]	Americas [9]	Asia Pacific [10]	Global technologies [11]	Other	Total
	SEK M	SEK M	SEK M	SEK M	SEK M	SEK M
	2004	2004	2004	2004	2004	2004
Sales, external	10,747	8,242	1,726	4,811		25,526
Sales, intragroup	284	28	121	100	-533	
Sales	**11,031**	**8,270**	**1,847**	**4,911**	**-533**	**25,526**
Organic growth [6]	*3%*	*6%*	*7%*	*5%*		*5%*
Operating income (EBIT)	**1,586**	**1,456**	**278**	**632**	**-269**	**3,683**
Operating margin (EBIT)	*14,4%*	*17,6%*	*15,1%*	*12,9%*		*14,4%*
Capital employed	9,433	7,303	1,671	5,322	-268	23,461
- of which goodwill	4,462	4,324	818	4,313		13,917
Return on capital employed	*16,3%*	*18,2%*	*16,8%*	*11,8%*		*15,3%*
Operating income (EBIT)	1,586	1,456	278	632	-269	3,683
Depreciation	529	227	62	95	10	923
Net capital expenditure	-340	-195	-29	-78	-8	-650
Movement in working capital	51	-76	-43	3	53	-12
Cash flow	**1,826**	**1,412**	**268**	**652**		**3,944**
Adjustment for non-cash items					-16	-16
Paid and received interest					-489	-489
Operating cash flow [5]						**3,439**

1) Translated using an average rate for the period, 1 EUR = 9.15
2) Translated using a closing rate at 30 June 2005, 1 EUR = 9.45
3) Number of shares, thousands, used for the calculation amount to 365,918 for all periods.
4) Number of shares, thousands, used for the calculation amount to 378,718 for June 2005, 371,449 for June 2004 and 375,103 for December 2004.
5) Excluding payment of restructuring
6) Organic growth concern comparable units after adjustment for acqusitions and currency effects.
7) Translated using transaction day rate, 1 EUR = 9.17
8) Europe, Israel and Africa
9) North and South America
10) Asia, Australia och New Zealand
11) Door Automatics, Hospitality och Identification

APPENDIX 1 - SUPPLEMENTARY INFORMATION ON IFRS ADJUSTMENTS JANUARY - JUNE 2004

1. Expected IFRS effects on net income (SEK M)	**Jan-Mar 2004**	**Apr-Jun 2004**	**Jan-Jun 2004**	**Jan-Dec 2004**
Reported net income (SW GAAP)	**345**	**372**	**717**	**1 495**
Reversal of goodwill amortization	243	247	490	978
Acquisition-related adjustments	-22	-10	-32	-73
Tax effects	-13	-13	-26	-51
Reversal of minority shares of income	2	2	4	7
Total IFRS effects on net income	*210*	*226*	*436*	*861*
Reported net income (IFRS)	**555**	**598**	**1 153**	**2 356**

2. Expected IFRS effects on the income statement	**SW GAAP**	**Expected IFRS adjustments**			**IFRS**
(SEK M)	**Jan-Jun**	**Jan-Mar**	**Apr-Jun**	**Jan-Jun**	**Jan-Jun**
Sales	12 816	-	-	-	12 816
Cost of goods sold	-7 639	-22	-10	-32	-7 671
Gross income	**5 177**	**-22**	**-10**	**-32**	**5 145**
Selling and administrative expenses	-3 351	-	-	-	-3 351
Goodwill amortization	-490	243	247	490	-
Share in earnings of associated companies	-	1	3	4	4
Operating income	**1 336**	**222**	**240**	**462**	**1 798**
Financial items	-239	-	-	-	-239
Share in earnings of associated companies	4	-1	-3	-4	-
Income before tax	**1 101**	**221**	**237**	**458**	**1 559**
Tax	-380	-13	-13	-26	-406
Minority interests	-4	2	2	4	-
Net income	**717**	**210**	**226**	**436**	**1 153**
Allocation of income:					
Shareholders in ASSA ABLOY AB					1 149
Minority interests					4
Earnings per share:					
after tax and before conversion	1,96	0,57	0,60	1,17	3,13
after tax and after full conversion	1,95	0,56	0,60	1,16	3,11

3. Expected IFRS effects on equity (SEK M)	**31 Mar 2004**	**30 Jun 2004**	**31 dec 2004**
Reported equity (SW GAAP)	**10 523**	**10 400**	**10 448**
Pension adjustment (IAS 19)	-41	-41	-
IFRS-adjustments to net income (see table above)	210	436	861
Exchange rate effects (average/end-rate) on IFRS-adj. to income	4	2	-48
Acquisition-related IFRS-adjustments applied directly to equity	-35	-37	-35
Minority interests	17	20	27
Total IFRS effects on equity	*155*	*380*	*805*
Reported equity (IFRS)	**10 678**	**10 780**	**11 253**